Exhibit 99.1
JED Oil Inc. and Subsidiaries
Q3 2007
Quarterly Report to Shareholders
For the Three and Nine Months Ended
September 30, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following management discussion and analysis is as of November 12, 2007 and should be read in conjunction with the unaudited interim consolidated financial statements of JED Oil Inc., and its subsidiaries (collectively “JED” or the “Company”) for the three and nine months ended September 30, 2007 and 2006, other financial information included in this quarterly report and with the MD&A and the audited consolidated financial statements of JED Oil Inc. for the years ended December 31, 2006 and 2005, together with accompanying notes. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), can be found on the SEDAR website at www.sedar.com.
Discussion with regard to JED’s 2007 outlook is based on currently available information. All amounts are stated in United States dollars except where otherwise indicated. The financial data presented below has been prepared in accordance with United States generally accepted accounting principles (GAAP). The reporting currency is the United States dollar and the functional currency is the Canadian dollar.
The term barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 thousand cubic feet (mcf) equals 1 barrel (bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversion in this report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This interim report includes forward looking statements. All statements other than statements of historical facts contained in this interim report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described elsewhere in this MD&A.
Other sections of this MD&A may include additional factors, which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.
We undertake no obligation to update publicly or revise any forward-looking statements except as required by law. Furthermore, the forward-looking statements contained in this interim report are made as of the date of this report, and we undertake no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise except as required by law. The forward-looking statements in this interim report are expressly qualified by this cautionary statement.

GOING CONCERN UNCERTAINTY
The interim consolidated financial statements have been prepared on a going concern basis which assumes that JED will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.
JED has generated a net loss applicable to common shareholders of $1,225,670 for the three months ended and net income of $9,403,497 for the nine months ended September 30, 2007 and realized a positive cash flow from operating activities of $1,430,648 and $3,504,459 for the three and nine months ended September 30, 2007. The gain on sale of oil and gas properties of $12,276,380 was primarily responsible for the net income for the nine months ended September 30, 2007. Production from the properties sold represented approximately 70% of JED’s production prior to the sale. Through the acquisition of Caribou Resources Corp. (“Caribou”), the Company obtained oil and natural gas properties with production roughly 30% higher than the properties sold. At September 30, 2007, the Company had a working capital deficiency of $46,602,341 (December 31, 2006 — $3,033,553) and a stockholders’ deficiency of $15,674,870 (December 31, 2006 — $42,250,864). The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
The Company settled a contract for drilling services that resulted in a loss of $1,931,327 and a payment by the drilling contractor of an equal amount in cash. The loss has been recorded in the three months ended March 31, 2007. As at December 31, 2006, the Company recorded significant non-cash write-downs of its oil and gas assets totaling $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets. This has contributed to substantial losses and an accumulated deficit of $75,918,430 at September 30, 2007. These write-downs did not have an immediate cash flow effect, however, they did reflect the ability of those assets to produce cash flow in the future based on current pricing for oil and natural gas. Management anticipates that cash flow generated by operations over the remaining term of the convertible note payable will not meet the amount required to repay these obligations as they become due on February 1, 2008. Therefore, management is actively pursuing other courses of action such as the exchange of a portion of the outstanding notes to new junior notes with an extended term, the sale of oil and natural gas properties, and/or sale of an interest in oil and natural gas properties, and other sources of financing.
Preferred shareholders of the Company have agreed to an extension to the redemption date of their shares to February 1, 2010 and have received a reduced conversion price to acquire common shares at $3.50 per share over that period. The agreement reduces the Company’s current cash requirement to redeem the preferred shares by $28,760,000 until 2010.
The convertible notes payable are due to be repaid February 1, 2008 unless they are converted to common shares or exchanged for junior notes. The conversion price for the shares is in excess of the current market share price. Therefore the Company will require the support of the Note holders to continue as a going concern.
The outcome of these matters is dependant on factors outside of the Company’s control and cannot be predicted at this time.
These interim consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The interim consolidated financial statements have been prepared on a going concern basis which assumes that JED will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.

NOTIFICATION OF NON-COMPLIANCE
In a letter dated April 12, 2007, the Company received notification from the American Stock Exchange (“AMEX”) that at December 31, 2006, the Company was not in compliance with Section 1003(a)(i) of the AMEX Company Guide. This section requires that a listed company must have either $2,000,000 in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. JED has submitted a detailed plan to AMEX on May 22, 2007 outlining the steps it had taken and will take to bring the Company back into compliance no later than October 13, 2008. The plan has been approved by the AMEX Listings Qualifications Department and the Company will continue its listing during the plan period of up to 18 months, subject to periodic review. In the event that JED does not make progress towards compliance consistent with its approved plan, or is not in compliance at the end of the plan period, the Company may be subject to delisting proceedings by AMEX. Compliance may be achieved through the Company either showing profits from continuing operations and a net profit for fiscal 2007 or by increasing shareholders’ equity to at least $2,000,000.
Three of the milestones in the plan submitted to AMEX were the sale of oil and natural gas properties which was completed June 8, 2007, the acquisition of Caribou Resources Corp. which was achieved on July 31, 2007, and the renegotiation of the terms of the preferred shares to extend the redemption provision to February 1, 2010 which was approved by the preferred and common shareholders on July 30, 2007.
The gain resulting from the sale of oil and natural gas properties and the issuance of shares on the acquisition of Caribou Resources has significantly reduced the shareholders’ deficiency.
OVERVIEW
The most significant event over the past nine months has been the acquisition of Caribou Resources Corp. which was completed in the third quarter. Funds were provided mainly through the sale of the North Ferrier and Sousa properties in Alberta as well as by the issuance of approximately 8,853,000 common shares of JED. The acquisition was completed on July 31, 2007 and the operations of Caribou have been included in the consolidated statements of operations from that date forward. Caribou is a wholly-owned subsidiary of JED and its name has been changed effective August 1, 2007 to JED Production Inc. The acquisition was accounted for as a business combination using the purchase price method of accounting. The fair market value of the liabilities assumed has been adjusted to equal the value of the consideration paid. Prior to the acquisition, Caribou had filed for protection under the Canadian Companies’ Creditors Arrangement Act (Canada) (“CCAA”) and therefore the acquisition was completed under plans of arrangement pursuant to the Business Corporations Act (Alberta) and the CCAA.
The Company’s production for the third quarter of 2007 averaged 839 barrels of oil equivalent per day (boe/d) (Q3 2006 — 1,757) and 835 boe/d for the nine months ended September 30th (2006 — 1,763). Exit production for the period was 1,108 boe/d, compared to 2,001 boe/d for the same period in 2006. Capital programs during the nine months of 2007 included completing one well drilled in 2006 and drilling and completing 3 additional wells in the West Ferrier area of Alberta. JED also drilled a well in the Hines Creek area in North West Alberta which was a dry hole and subsequently abandoned. The sale of the North Ferrier and Sousa areas was offset by the addition of the Caribou wells. During the same period in 2006 the Company spent almost $75 million on exploration leading to a higher exit rate of production.
Revenue decreases for the three and nine months ended September 30, 2007 from the comparable period in 2006 are due to decreases in production as a result of significant asset sales, and normal production declines. Cash flow from operating activities was significantly higher in the third quarter and nine months ended September 30, 2006 versus the same periods in 2007. In 2006, activity rates were much higher had a significant impact on cash flow. Operating costs were slightly higher during the quarter compared to the same period in 2006, however, the total operating costs for the nine months ended September 30, 2007 were 48% lower than in 2006 due to volume decreases. General and Administrative expenses are reduced by 26% in the current quarter versus the third quarter of 2006 and 17% over the three quarters of 2007 versus 2006. Depletion, depreciation and accretion number comparatives are distorted by the large write-downs in the third quarter of 2006.

SELECTED QUARTERLY INFORMATION
($ in thousands, except per share and per barrel data)

	Three Months Ended			Nine Months Ended
	September 30			September 30
	2007	2006	Change	2007	2006	Change

Exit production rate (boe/day)	1,108	2,001	(45%)	1,108	2,001	(45%)
Revenue, before royalties	$3,011	$7,096	(58%)	$10,126	$20,373	(50%)
Average sales volumes (boe/day)	839	1,757	(52%)	835	1,763	(53%)
Cash provided by (used in) operations	$619	$3,800	(84%)	$2,693	$6,485	(58%)
Net income (loss) applicable to common stockholders	($1,226)	($61,555)	98%	$9,403	($61,109)	115%
Average number of shares outstanding (000’s)	20,943	14,957	40%	16,980	14,842	14%
Net income (loss) per share — basic	($0.06)	($4.12)	99%	$0.55	($4.12)	113%
Net income (loss) per share — diluted	($0.06)	($4.12)	99%	$0.43	($4.12)	110%
Preferred share dividends — per common share	$0.03	$0.066	(55%)	$0.12	$0.066	82%
Average price for natural gas (US$/mcf)	$5.80	$5.96	(3%)	$6.56	$6.00	9%
Average price for oil and natural gas liquids (US$/bbl)	$66.63	$56.46	18%	$61.89	$51.32	21%
Production costs per boe	$15.93	$7.23	120%	$9.06	$8.24	10%
General and administrative expenses per boe (cash portion)	$10.96	$6.49	69%	$11.17	$5.57	101%

PRODUCTION AND REVENUE
($ in thousands, except per barrel data)

	Three Months Ended			Nine Months Ended
	September 30			September 30
	2007	2006	Change	2007	2006	Change

Production
Crude oil and natural gas liquids (bbl/d)	286	692	(59%)	258	728	(65%)
Natural gas (mcf/d)	3,317	6,391	(48%)	3,466	6,211	(44%)

Oil equivalent (BOE/d)	839	1,757	(52%)	835	1,763	(53%)

Production Revenue
Crude oil and natural gas liquids	$1,240	$3,593	(65%)	$3,920	$10,199	(62%)
Natural gas	$1,771	$3,502	(49%)	$6,206	$10,174	(39%)

Production revenue	$3,011	$7,096	(58%)	$10,126	$20,373	(50%)

Average Prices
Crude oil and natural gas liquids ($/bbl)	$66.63	$56.46	18%	$61.89	$51.32	21%
Natural gas ($/mcf)	$5.80	$5.96	(3%)	$6.56	$6.00	9%

Oil equivalent ($/BOE)	$39.01	$43.90	(11%)	$44.42	$42.33	5%

The 58% net reduction in production revenue in the current quarter and 50% for the nine months ended September 30, 2007 are a result of production decreases of 52% (53%) combined with a 11% (5%) overall price decrease (increase). The production decreases from the same periods in 2006 were a result of asset sales, an asset swap, and normal operating declines.
The Company currently has no derivative financial or physical delivery contracts in place.

ROYALTIES

	Three Months Ended			Nine Months Ended
	September 30			September 30
	2007	2006	Change	2007	2006	Change

Royalties	($337,623)	$992,569	(134%)	$869,628	$3,724,657	(77%)

As a percentage of production revenue	(11% )	14%	(179%)	9%	18%	(50%)

Royalties per boe	($4.37)	$6.14	(171%)	$3.81	$7.74	(51%)

Gross royalties, on a barrel of oil equivalent basis, have decreased by 171% from the third quarter of 2006 to the current quarter. The Company applied for and received gas cost allowance which was deducted from royalties owed during the quarter. This significantly reduced royalty expense and royalty payable.
PRODUCTION EXPENSES

	Three Months Ended			Nine Months Ended
	September 30			September 30
	2007	2006	Change	2007	2006	Change

Production expenses	$1,229,332	$1,155,796	6%	$2,064,630	$3,968,357	(52%)

Net production expenses per boe	$15.93	$7.23	120%	$9.06	$8.24	10%

Net production expenses per boe increased significantly from the third quarter of 2006 to the same period in 2007 primarily due to the mix of assets changing through the sale of North Ferrier and Sousa and the purchase of Caribou which brought in the Northern Alberta assets with much higher production costs. Production costs on these properties to Caribou in their last reported quarter were $21.49 per boe.
GENERAL AND ADMINISTRATIVE EXPENSES

	Three Months Ended			Nine Months Ended
	September 30			September 30
	2007	2006	Change	2007	2006	Change

General and administrative expenses — excluding stock option expense	$846,197	$1,049,507	(19%)	$2,546,542	$2,682,169	(5%)

General and administrative expenses — excluding stock option expense per boe	$10.96	$6.49	69%	$11.17	$5.57	101%

General and administrative expenses (“G&A) have been reduced during the second and third quarter, however, the Company did not have a similar level of recovery of costs from third parties as it had in 2006. The general and administrative costs during the first quarter of 2007 also included transitional costs as the Company reduced staff and moved its offices to Didsbury, Alberta. Increased reporting costs were incurred due to the requirements of reporting the acquisition. Per boe amounts in 2007 reflect much lower production levels than in 2006.
DEFERRED FINANCING COSTS
Costs incurred in the issuance of debt are capitalized and amortized over the life of the debt instrument.

FOREIGN EXCHANGE
The strengthening of the Canadian dollar against the U.S. dollar over the past 3 quarters has resulted in large unrealized gains on foreign exchange. The total foreign exchange gain for the nine months ended September 30, 2007 was $2.7 million compared to $467,570 in 2006. Fluctuations over the last quarter have resulted in a loss of $312,125 compared to a gain of $359,595 for the same period in 2006. The gains are attributable to the translation during the period of foreign currency denominated monetary balance sheet accounts including preferred share balances. A gain of $1.4 million on the Preferred Share amounts for the third quarter and $4.1 million for the three quarters of 2007 is shown as an adjustment in calculating the net loss applicable to common shareholders. The impact of revaluing redeemable convertible preferred shares is recorded in stockholders’ equity.
DEPLETION, DEPRECIATION AND ACCRETION
Depletion is determined on the unit-of-production method based on estimated proved reserves at constant prices and costs as determined by independent engineers. Costs of unproven properties, seismic and undeveloped land, net of impairments, are excluded from the depletion calculation and future capital costs associated with proved undeveloped reserves are included.
The decrease in depletion, depreciation, and accretion for the third quarter of 2007 of 95% from the same period in 2006 is a result of production differences explained previously and large ceiling test write-downs that were taken by the Company during the third quarter of 2006. These write-downs reduced the value of costs included in the depletion calculation thereby reducing the expense provision.
INTEREST EXPENSE
Interest expense for the first nine months of 2007 is roughly 28% higher than in the same period in 2006 as a result of additional convertible notes issued in May 2006.
Interest incurred in three and nine month periods ended September 30, 2007 amounted to $1.1 million and $3.3 million compared to $1.0 million and $2.5 million in the same periods of 2006.
INCOME TAXES
The Company has recorded no current or future income taxes for the three and none months ended September 30, 2007. The future income tax provision that would be recorded is offset by a deferred tax recovery which eliminates the provision in the third quarter of 2007. In the nine months ended September 30, 2006 the Company had recorded a deferred tax asset of $5.0 million. The provision was reversed later in the year due to subsequent determination of uncertainty regarding its recoverability.
NET INCOME (LOSS)
(in thousand’s except for per share amounts)

	Three Months Ended			Nine Months Ended
	September 30			September 30
	2007	2006	Change	2007	2006	Change

Net income (loss) applicable to common shareholders	($1,226)	($61,555)	98%	$9,403	($61,109)	115%

Net income (loss) — per basic share	($0.06)	($4.12)	99%	$0.55	($4.12)	113%

Net income (loss) — per diluted share	($0.06)	($4.12)	99%	$0.43	($4.12)	110%

Weighted average shares outstanding-basic	20,943	14,957	40%	16,980	14,842	14%

Weighted average shares outstanding-diluted	25,624	15,437	66%	21,661	15,359	41%

Net income applicable to common shareholders increased by $70.5 million from a $61.1 million loss in the third quarter of 2006 to $9.4 million in net income for the same period in 2007. Gains recorded on the sales of producing oil & natural gas properties totaling $12.3 million at the North Ferrier and Sousa areas of Alberta were primarily responsible for the change.

LIQUIDITY AND CAPITAL RESOURCES
The Company continues to face a going concern uncertainty. Presently, the Company has a working capital deficiency, as well as a shareholders’ deficiency resulting from operations. The Company does not currently have a loan facility. JED’s convertible notes mature on the first of February, 2008 pending negotiations to exchange the notes for junior notes with an extended term. The Company implemented its plan to create more value and cash flow by selling the North Ferrier and Sousa assets to fund the acquisition of Caribou in the third quarter, representing the acquisition of petroleum and natural gas properties with a fair market value of approximately $50.2 million.
A fixed forward price contract previously held by Caribou was cancelled. Penalties totaling $321,281 have been withheld from revenues of the Company.
There exists a possibility of additional liabilities for creditors of Caribou that may be secured by security superior to that of the security acquired by JED. One such claim has been made for Cdn$918,476 of which subsequent to the quarter end, the funds were placed in trust. No other such claims exist as of this date.
At September 30, 2007 the Company had a working capital deficiency of $46.6 million compared to $3.0 million at December 31, 2006 as a result of the convertible note payable becoming current.
During the quarter, holders of JED’s convertible redeemable preferred shares voted, among other things, to extend the maturity date of the preferred shares to February 1, 2010 from February 1, 2008 in return for an amendment to the conversion provision of the shares allowing conversion to common shares at a price of $3.50 per common share. These amendments were also approved by the common shareholders.
During the second quarter, the Company terminated drilling contracts and reached a settlement on the outstanding drilling advance. The Company received cash in the amount of $1,950,103 and all commitments related to the agreements were cancelled.
The Company has future development cost obligations associated with the development of the Company’s proved non-producing and proved undeveloped properties. Should the Company not fulfill its future development obligations, the amount and value of the Company’s proved reserves could be reduced.
RELATED PARTY TRANSACTIONS
On January 1, 2006, JED entered into a Joint Services Agreement with JMG Exploration Inc. (“JMG”). Under the terms of that agreement JED provided certain general and administrative services to JMG on a grossed-up cost basis.
During the three and nine months ended September 30, 2007, JED entered into the following transactions with JMG:
•	JED charged JMG $4,373 and $212,071, respectively, in capital expenditures and $47,251 and $258,936, respectively, in operating costs for wells operated by JED where JMG was a joint venture partner.
•	On September 4, 2007, JED acquired an increased working interest in petroleum and natural gas properties in the areas of North Dakota and Wyoming from JMG for total proceeds of $793,650.
•	On September 4, 2007, JED purchased accounts receivable with a net book value of $620,053 from JMG for total cost of $400,000. As at September 30, 2007, $537,438 had been recovered.
In connection with these transactions the total amount receivable from JMG at September 30, 2007 was $32,156 (December 31, 2006 — $1,426,102).
During the nine month period ended September 30, 2007, a corporation controlled by a director or officer of the Company paid JED $1,379 in office rent. There was no balance outstanding at September 30, 2007.
All transactions were completed on normal industry terms.

OUTSTANDING SHARE DATA
As of September 30, 2007, there were 23,824,919 common shares outstanding, 1,792,500 stock options outstanding, 358,193 common shares reserved for issuance upon exercise of 274,750 share purchase warrants outstanding, 3,880,424 common shares reserved for issuance upon conversion of the convertible redeemable notes, and 8,217,024 common shares reserved for issuance upon conversion of the convertible redeemable preferred shares.
IMPACT OF NEW ACCOUNTING POLICIES
Accounting for Uncertainty in Income Taxes
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that a company recognizes in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 were effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company has evaluated the impact of FIN 48 and has determined that no adjustment is required to its interim consolidated financial statements.
Fair Value Measurements
In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 157 will have on its interim consolidated financial statements.
The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 159 will have on its interim consolidated financial statements.
ADDITIONAL INFORMATION
Additional information relating to the Company is filed on SEDAR and can be viewed at www.sedar.com or by contacting the Company at Box 1420, 1601 15th Avenue, Didsbury, Alberta, T0M 0W0. Information is also available on the Company’s website at www.jedoil.com.

Unaudited Interim Consolidated Financial Statements
JED Oil Inc. and Subsidiaries
For the Three and Nine Months Ended September 30, 2007
(In United States Dollars)

JED Oil Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In United States Dollars)
(unaudited)
(see Going Concern Uncertainty – note 1)

	September 30	December 31
As at	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents	1,747,846	565,266
Accounts receivable [note 12(d)]	10,468,012	3,989,508
Prepaid expenses	841,799	60,045
Due from JMG Exploration, Inc [note 11]	32,156	1,426,102

	13,089,813	6,040,921

Drilling advance [note 4]	—	3,881,430
Deferred financing costs	560,937	1,692,126

Property and equipment [note 5]
Petroleum and natural gas properties	83,102,668	109,875,650
Other	1,310,347	435,269

	84,413,015	110,310,919
Less: accumulated depletion and depreciation	(20,107,296)	(85,909,741)

	64,305,719	24,401,178

	77,956,469	36,015,655

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current
Accounts payable	9,576,559	3,714,359
Preferred share dividends payable	718,999	729,501
Accrued capital liabilities	7,489,277	1,821,539
Accrued other liabilities	1,731,319	1,333,222
Revolving loan	—	1,475,853
Convertible note payable with a face value of $40,240,000 [note 6]	40,176,000	—

	59,692,154	9,074,474

Convertible note payable with a face value of $40,240,000 [note 6]	—	40,031,999
Asset retirement obligations [note 7]	5,465,046	1,185,968

	65,157,200	50,292,441

Convertible redeemable preferred shares [note 8]	28,474,139	27,974,078

Stockholders’deficiency
Share capital [note 9]
Common stock – no par value; unlimited authorized; 23,824,919 shares issued and outstanding at September 30, 2007, and 14,965,826 shares issued and outstanding at December 31, 2006	53,827,633	34,980,833
Additional paid-in capital	2,379,814	1,829,001
Share purchase warrants	948,679	948,679
Accumulated deficit	(75,918,430)	(85,321,927)
Accumulated other comprehensive income	3,087,434	5,312,550

	(15,674,870)	(42,250,864)

	77,956,469	36,015,655

The accompanying notes to the interim consolidated financial statements are an integral part of this statement.

JED Oil Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY
(In United States Dollars)
(unaudited)
As at September 30, 2007 and December 31, 2006

	Shares	Amount
		$

Common stock

Balance, December 31, 2006	14,965,826	34,980,833
Shares issued for settlement with Caribou Resource Corp’s creditors	5,000,000	10,636,364
Shares issued for Caribou acquisition	3,852,956	8,196,288
Shares issued upon conversion of preferred share dividends	6,137	14,148

Balance, September 30, 2007	23,824,919	53,827,633

Additional paid-in capital

Balance, December 31, 2006		1,829,001
Stock-based compensation on issued stock options		550,813

Balance, September 30, 2007		2,379,814

Share purchase warrants

Balance, December 31, 2006 and September 30, 2007		948,679

Deficit

Balance, December 31, 2006		(85,321,927)
Net income applicable to common shareholders		9,403,497

Balance, September 30, 2007		(75,918,430)

Accumulated other comprehensive income

Balance, December 31, 2006		5,312,550
Foreign exchange translation adjustment		(2,225,116)

Balance, September 30, 2007		3,087,434

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(In United States Dollars)
(unaudited)

	For the three months ended		For the nine months ended
	September 30		September 30
	2007	2006	2007	2006
	$	$	$	$

Revenue
Petroleum and natural gas	3,010,585	7,095,798	10,126,435	20,372,650
Royalties, net of Alberta Royalty Tax Credit	337,623	(992,569)	(869,628)	(3,724,657)

	3,348,208	6,103,229	9,256,807	16,647,993
Interest and other income	210,503	35,207	666,798	100,140

	3,558,711	6,138,436	9,923,605	16,748,133

Expenses
Production	1,229,332	1,155,796	2,064,630	3,968,357
General and administrative [note 10]	948,696	1,279,082	2,959,740	3,572,944
Amortization of deferred financing costs	479,600	297,480	1,278,153	401,649
Foreign exchange (gain) loss	312,125	(359,595)	(2,730,289)	(467,570)
Depletion, depreciation and accretion [note 5]	2,971,593	63,355,517	5,787,970	71,860,197
Interest on convertible note payable and revolving loan	1,143,589	1,007,600	3,262,640	2,540,125
Loss on settlement of drilling contract [note 4]	—	—	1,931,327	—
Gain on settlement of accounts receivable	(196,855)	—	(196,855)	—

	6,888,080	66,735,880	14,357,316	81,875,702

Gain on sale of assets [note 5]	1,510,159	—	12,276,380	—

Net income (loss) before income taxes	(1,819,210)	(60,597,444)	7,842,669	(65,127,569)

Deferred tax recovery	—	26,785	—	5,002,595

Net income (loss) for the period	(1,819,210)	(60,570,659)	7,842,669	(60,124,974)

Add: Foreign exchange gain on preferred shares	1,433,460	—	4,112,203	—
Less: Preferred dividends to preferred shareholders	(692,835)	(984,396)	(2,046,463)	(984,396)
Amortization of preferred share issue costs	(147,085)	—	(504,912)	—

Net income (loss) applicable to common shareholders	(1,225,670)	(61,555,055)	9,403,497	(61,109,370)

Net income for the period per common share [note 9]
– basic	(0.06)	(4.12)	0.55	(4.12)
– diluted	(0.06)	(4.12)	0.43	(4.12)

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In United States Dollars)
(unaudited)

	For the three months ended		For the nine months ended
	September 30		September 30
	2007	2006	2007	2006
	$	$	$	$

Net (loss) income for the period	(1,819,210)	(60,570,659)	7,842,669	(60,124,974)

Other comprehensive loss
Foreign exchange translation adjustment	1,636,641	(2,013,629)	(2,225,116)	(2,704,175)

Comprehensive income (loss)	(182,569)	(62,584,288)	5,617,553	(62,829,149)

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States Dollars)
(unaudited)

	For the three months ended		For the nine months ended
	September 30		September 30
	2007	2006	2007	2006
	$	$	$	$

OPERATING
Net income (loss) for the period	(1,819,210)	(60,570,659)	7,842,669	(60,124,974)
Adjustments to reconcile net income to cash flows from operating activities:
Foreign exchange (gain) loss	312,125	(359,595)	(2,730,289)	(467,570)
Stock-based compensation	102,499	229,575	413,198	890,775
Amortization of deferred financing costs	479,600	63,355,517	1,278,153	71,860,197
Depletion, depreciation and accretion	2,971,593	297,480	5,787,970	401,649
Deferred tax recovery	—	(26,785)	—	(5,002,595)
Loss on settlement of drilling contract	—	—	1,931,327	—
Gain on sale of assets	(1,510,159)	—	(12,276,380)	—
Accretion of debt discount on convertible note payable	50,555	—	144,001	—
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(1,630,682)	1,898,884	(934,319)	(2,200,254)
(Increase) decrease in prepaid expenses	(252,232)	(10,619)	(471,582)	22,165
Increase (decrease) in accounts payable and accrued liabilities	2,726,559	(1,014,008)	2,519,711	1,105,598

Cash provided by operating activities	1,430,648	3,799,790	3,504,459	6,484,991

FINANCING
Issue of common shares, net of related costs	—	(63,222)	—	1,465,827
Increase in (repayment of) revolving loan	—	4,240,653	(1,475,853)	4,240,653
Deferred financing costs	—	(135,916)	—	(2,200,812)
Issue of convertible notes	—	150,000	—	34,475,000
Issue of convertible preferred shares, net of related costs	—	(30,980)	—	16,614,145
Settlement to creditors of Caribou, cash paid	(351,551)	—	(351,551)	—
Preferred share dividends paid	(688,375)	—	(2,042,817)	—

Cash provided by (used in) financing activities	(1,039,926)	4,160,535	(3,870,221)	52,594,813

INVESTING
Decrease in accounts receivable	—	8,307,721	—	375,182
Increase (decrease) in accounts payable and accrued liabilities	—	6,668,655	5,667,338	(4,621,955)
(Increase) decrease in due from JMG Exploration Inc.	2,092,007	—	1,393,946	6,861,054
Decrease in due from Enterra Energy Trust	—	—	—	6,205,676
Increase in due to JMG Exploration Inc.	—	100,537	—	2,331,802
Proceeds from sale of property and equipment	—	—	34,158,432	—
Purchase of property and equipment, net	(10,449,257)	(31,758,400)	(14,586,247)	(74,975,723)
Acquisition of Caribou, net cash acquired	778,108	—	778,108	—
Decrease in accrued capital liabilities	6,057,131	—	5,667,738	—
Purchase of other asset	—	—	(27,635,705)	—
(Increase) decrease in drilling advance	—	(20,541)	1,950,103	46,615

Cash provided by (used in) investing activities	(1,522,011)	(16,702,028)	1,726,375	(63,777,349)

Effect of foreign exchange on cash flows	324,548	25,020	(178,033)	246,126

Net increase (decrease) in cash and cash equivalents	(806,741)	(8,716,683)	1,182,580	(4,451,419)
Cash and cash equivalents, beginning of period	2,554,587	8,716,683	565,266	4,451,419

Cash and cash equivalents, end of period	1,747,846	—	1,747,846	—

During the three and nine months ended September 30, 2007, JED and its subsidiaries paid cash interest of $NIL (2006 – $NIL) and $97,161 (2006 – $NIL), respectively, on the convertible note, cash interest of $1,103,813 (2006 – $1,007,600) and $3,414,997 (2006 – $2,540,125), respectively, on long term debt or bank indebtedness. No cash taxes were paid by JED during the three and nine months ended September 30, 2007 and 2006.
The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
1. GOING CONCERN UNCERTAINTY
The interim consolidated financial statements have been prepared on a going concern basis which assumes that JED Oil Inc. and its subsidiaries (“JED” or the “Company”) will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.
JED has generated a consolidated net loss of $1,819,210 for the three months ended and net income of $7,842,669 for the nine months ended September 30, 2007 and realized a positive consolidated cash flow from operating activities of $1,430,648 and $3,504,459 for the three and nine months ended September 30, 2007. The gain on sale of oil and gas properties of $12,276,380 was primarily responsible for the net income for the nine months ended September 30, 2007. Production from the properties sold represented approximately 70% of JED’s production prior to the sale. Through the acquisition of Caribou Resources Corp. (“Caribou”) (note 3), the company obtained oil and natural gas properties with production approximately 30% higher than the properties sold. At September 30, 2007, JED had a consolidated working capital deficiency of $46,602,341 (December 31, 2006 – $3,033,553) and a stockholder’s deficiency of $15,674,870 (December 31, 2006 – $42,250,864). The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
During the nine months ended September 30, 2007, JED settled a contract for drilling services that resulted in a loss of $1,931,327 and a payment by the drilling contractor of an equal amount in cash. The loss has been recorded in the three months ended March 31, 2007. As at December 31, 2006, the Company recorded significant non-cash write-downs of its oil and gas assets totaling $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets. This has contributed to substantial losses and an accumulated deficit of $75,918,430 at September 30, 2007. These write-downs did not have an immediate cash flow effect, however, they do reflect the ability of the underlying assets to produce cash flow in the future based on current year-end pricing for oil and natural gas. Management anticipates that cash flow generated by operations over the remaining term of the Convertible Note Payable will not meet the amount required to repay these obligations as they become due on February 1, 2008. Therefore, management is actively pursuing other courses of action such as the renegotiation of a portion of the outstanding notes to extend their term, the sale of oil and natural gas properties, or an interest in oil and natural gas properties, and other sources of financing.
Preferred shareholders of the Company have agreed to an extension to the redemption date of their shares to February 1, 2010 and have received a reduced conversion price to acquire common shares at $3.50 per share over that period. The agreement reduces the Company’s current cash requirement to redeem the preferred shares by $28,760,000 until 2010.
The Convertible Note Payable are due to be repaid February 1, 2008 unless they are converted to common shares. The conversion price for the shares is in excess of the current market share price. Therefore the Company will require the support of the Note holders to continue as a going concern.
The outcome of these matters is dependant on factors outside of the Company’s control and cannot be predicted at this time.
These interim consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The interim consolidated financial statements have been prepared on a going concern basis which assumes that JED will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.

JED Oil Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
1. GOING CONCERN UNCERTAINTY (Continued)
In a letter dated April 12, 2007, JED received notification from the American Stock Exchange (“AMEX”) that at December 31, 2006, the Company was not in compliance with Section 1003(a)(i) of the AMEX Company Guide. This section requires that a listed company must have either $2,000,000 in shareholders’ equity or not have sustained consolidated losses from continuing operations or consolidated net losses in two out of three of its most recent fiscal years. JED has submitted a detailed plan to AMEX on May 22, 2007 outlining the steps it has taken and will take to bring the Company back into compliance no later than October 13, 2008. The plan has been approved by the AMEX Listings Qualifications Department and the Company will continue its listing during the plan period of up to 18 months, subject to periodic review. In the event that the Company did not submit a plan, does not make progress towards compliance consistent with its approved plan, or is not in compliance at the end of the plan period, the Company may be subject to delisting proceedings by AMEX. Compliance may be achieved through the Company either showing consolidated profits from continuing operations and a consolidated net profit for fiscal 2007 or by increasing stockholders’ equity to at least $2,000,000.
Three of the milestones in the plan submitted to AMEX were the sale of oil and natural gas properties which was completed June 8, 2007, the acquisition of Caribou Resources Corp. which was achieved on July 31, 2007, and the renegotiation of the terms of the preferred shares to extend the redemption provision to February 1, 2010 which was approved by the shareholders on July 30, 2007.
The gain resulting from the sale of oil and natural gas properties and the issuance of shares on the acquisition of Caribou has significantly reduced the shareholders’ deficiency.
2. NATURE OF OPERATIONS
These interim consolidated financial statements have been prepared by JED without audit pursuant to the rules and regulations of the Alberta Securities Commission, and reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods, on a basis that is consistent with the annual audited consolidated financial statements. All such adjustments are of a normal recurring nature. Certain information, accounting policies, and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006 and the summary of significant accounting policies and notes thereto.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.
JED is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids in Canada and the United States.
JED’s future financial condition and results of operations will depend upon prices received for its oil and natural gas production and the costs of finding, acquiring, developing and producing reserves. Prices for oil and natural gas are subject to fluctuations in response to change in supply, market uncertainty and a variety of other factors beyond JED’s control. These factors include worldwide political instability, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer demand, and the price and availability of alternative fuels.

JED Oil Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
3. ACQUISITION OF CARIBOU RESOURCES CORP.
On July 31, 2007, JED Oil Inc. completed the acquisition of Caribou Resources Corp. (“Caribou”), a publicly traded company with properties in the Northern and Central Alberta area. As of the same date, Caribou became a wholly-owned subsidiary of JED Oil Inc. and on August 1st, 2007 changed its name to JED Production Inc. (“JED PROD”). JED acquired all of the issued and outstanding Caribou common shares (“Caribou Shares”) in exchange for JED common shares (“JED Shares”), on the basis of one JED Share for each ten Caribou Shares. The outstanding stock options and warrants to acquire Caribou Shares which were not exercised by July 31, 2007 were terminated. A total of 3,852,956 JED Shares were issued in exchange for the outstanding Caribou Shares.
Prior to the acquisition, Caribou had filed for protection under the Canadian Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) similar to “Chapter 11” protection in the U.S. As a result, the acquisition was completed under plans of arrangement pursuant to the Business Corporations Act (Alberta) (the “ABCA Arrangement”), and the CCAA (the “CCAA Arrangement”). Under the CCAA Arrangement, creditors of Caribou ranking in priority behind the major secured lendor, whose position JED acquired on June 8, 2007, received Cdn$375,000 (approximately US$351,551) plus 5 million JED Shares. The secured creditors whose security ranks behind JED’s will share in the net proceeds from the sale of 800,000 of the shares and the unsecured creditors will share in the balance of the cash and the proceeds from the sale of the remaining shares.
The acquisition was accounted for as a business combination using the purchase price method of accounting. The fair market value of the liabilities assumed has been adjusted to equal the value of the consideration paid.

Fair value of consideration:	Shares	$

JED Shares issued in exchange for outstanding Caribou Shares	3,852,956	8,196,288
Transaction costs		658,522
Assumption of short-term bridge facility (Cdn$28 million)		26,249,180

		35,103,990

JED Shares issued for creditors of Caribou	5,000,000	10,636,364
Cash paid for creditors of Caribou (Cdn$375,000)		351,551

		10,987,915

		46,091,905

Allocation of purchase price:	$

Net working capital	(10,294,430)
Petroleum and natural gas properties	50,164,862
Other	64,507
Asset retirement obligations	(4,830,950)

35,103,989
Settlement of Caribou creditors, pre CCAA	10,987,916

46,091,905

4. DRILLING ADVANCE
On July 27, 2005, JED entered into a Loan Agreement and Promissory Note with an arms length party whereby JED advanced the party Cdn$5,000,000 (US$4,288,165) for the construction of drilling equipment. On May 3, 2007, the loan agreement was cancelled and settled with a cash payment due from the arms length party of Cdn$2,263,650 (US$1,950,103) and the remaining balance owing was written off (Cdn$2,263,650 (US$1,931,327)) as of March 31,

JED Oil Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
2007. As a result of the termination of the agreements, no further obligations exist with respect to the Loan Agreement, Promissory Note, and daywork agreements on drilling rigs.
5. PROPERTY AND EQUIPMENT

	September 30	December 31
	2007	2006
	$	$

Petroleum and natural gas properties	83,102,668	109,875,650
Other	1,310,347	435,269

	84,413,015	110,310,919
Accumulated depletion and depreciation	(20,107,296)	(85,909,741)

	64,305,719	24,401,178

On June 8, 2007, JED sold its North Ferrier assets to an arms-length third party for cash consideration of $33.5 million. Proceeds from the sale were used to acquire debt from a major secured creditor of Caribou (note 3). On June 29, 2007, JED sold its Sousa assets to an arms-length third party for $0.7 million. Total gain on sales of these properties amounted to $10.8 million. An additional gain of $1.5 million was realized by the Company after securing insurance proceeds for petroleum and natural gas property previously written off in connection with a well site blowout.
In conjunction with the acquisition of Caribou on July 31, 2007, JED acquired petroleum and natural gas properties with a fair market value of approximately $50.2 million (note 3).
During the three and nine months ended September 30, 2007, $145,443 (2006 – approximately $250,000) and $505,525 (2006 – approximately $775,000) of general and administrative costs and $34,155 (2006 – $76,525) and $137,712 (2006 – $224,610) of stock-based compensation costs were capitalized to petroleum and natural gas properties.
At September 30, 2007, the Company had unproved property of $11.03 million and salvage value of equipment of $1.5 million that were excluded from the depletion calculation (December 31, 2006 – $NIL and $NIL).
6. 10% SENIOR SUBORDINATED CONVERTIBLE NOTES PAYABLE
The issuance of the JED common shares to the former Caribou shareholders (note 3) reduced the conversion price at which JED’s $40,240,000 10% Senior Subordinated Convertible Notes (“Notes”) can be converted into common shares from $16 to $12.22 per share effective July 31, 2007.  Effective September 5, 2007, the amendment of JED’s preferred shares conversion price (note 8) further reduced the conversion prices of the Notes from $12.22 to $10.37.  The Notes bear interest at 10% per annum payable in quarterly installments and are now convertible at each holder’s option into an additional aggregate of 777,960 and 587,462 common shares, for an aggregate total of 3,880,424 common shares.  Upon breaches of a number of terms and conditions of the Notes, the Company is required to immediately redeem the Notes for cash equal to 120% of the outstanding principal.  The Notes mature on February 1, 2008.
The Company considered the impact of the modification and concluded that it was not substantial and therefore, there is no extinguishment of the original debt. It was determined that the fair value of the embedded derivative instrument within the convertible notes was $NIL at issuance and at September 30, 2007.

JED Oil Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
7. ASSET RETIREMENT OBLIGATION
JED’s asset retirement obligations are based on JED’s net ownership in wells. The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of the oil and gas properties:

$

Asset retirement obligation, December 31, 2006	1,185,968
Liabilities incurred
– Properties drilled during the period	19,244
Accretion expense	21,591
Foreign exchange difference	10,663

Asset retirement obligation, March 31, 2007	1,237,466
Accretion expense	21,698
Liabilities eliminated on dispositions of properties	(1,229,933)
Foreign exchange difference	103,567

Asset retirement obligation, June 30, 2007	132,798
Liabilities incurred	5,260,039
Accretion expense	71,000
Foreign exchange difference	1,209

Asset retirement obligation, September 30, 2007	5,465,046

8. SERIES B CONVERTIBLE REDEEMABLE PREFERRED SHARES
Series B convertible preferred shares, $16.00 stated value
During the third quarter, the holders of 1,797,499 Series B Convertible preferred shares voted to amend, among other things, the conversion price and maturity date of the preferred shares. The preferred shares are non-voting and pay dividends at a rate of 10% per annum payable in quarterly payments. Payments are made on the fifteenth day of the month following the end of each such calendar quarter. The holders have the option of receiving the dividend in cash or in whole common shares valued at the trailing average fifteen day weighted average closing price immediately preceding the last day of such quarter. The conversion price for the Series B convertible preferred shares was amended from $16 to $3.50 per share and are now convertible at the holder’s option into an additional 6,419,644 common shares, for a total of 8,217,143 common shares. The preferred shares, which were previously to be redeemed by the Company on February 1, 2008, are now to be redeemed on February 1, 2010.
When convertible equity instruments contain embedded derivate instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible hybrid instrument are first allocated to the fair value of all the derivative instruments to be bifurcated. The remaining proceeds, if any, are then allocated to the host instruments themselves, usually resulting in those instruments being recorded at a discount from their face value.
To the extent that the fair values of any birfurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized in order to initially record the derivative instrument liabilities at their fair value. The bifurcated embedded derivatives are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income. It was determined that the fair value of the embedded derivative was $NIL at issuance and at September 30, 2007.

JED Oil Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
9. SHARE CAPITAL
Net income per common share
A reconciliation of the components of basic and diluted net earning per common share is presented in the table below:

	For the three months ended		For the nine months ended
	September 30		September 30
	2007	2006	2007	2006
	$	$	$	$

Basic and Diluted
Net income (loss) applicable to common stock	(1,225,670)	(61,555,055)	9,403,497	(61,109,370)
Net income (loss) per share (basic)	($0.06)	($4.12)	$0.55	($4.12)
Net income (loss) per share (diluted)	($0.06)	($4.12)	$0.43	($4.12)

For the three months ended September 30, 2007 and for the three and nine months ended September 30, 2006, all of the Company’s outstanding convertible redeemable preferred shares and convertible notes, stock options and warrants, have been excluded from the calculation of the Company’s diluted loss per share because they were antidilutive for those periods. Either the performance conditions attached to these convertible shares and notes, stock options and warrants had not been met or the exercise prices of these convertible shares and notes, stock options and warrants exceeded the fair value of the shares during the periods. The convertible shares and notes, stock options and warrants could potentially dilute earnings per share in the future.
On July 31, 2007, in connection with the acquisition of Caribou, the Company issued a total of 8,852,956 shares to settle with the creditors of and to acquire the shares of Caribou (note 3).
Stock options
The following summarizes information concerning outstanding and exercisable stock options:

		Weighted average
	Number of options	exercise price

Balance, December 31, 2006	1,382,500	$4.95
Granted	810,000	$3.50
Cancelled	(400,000)	$7.83

Balance, September 30, 2007	1,792,500	$3.41

Exercisable at September 30, 2007	630,000	$3.80

The following table summarizes the Company’s stock options outstanding at September 30, 2007

		Weighted
		average
		remaining	Stock
Exercise	Stock Options	contractual life	Options
prices	Outstanding	(years)	Exercisable

$3.50	1,475,000	4.46	330,000
$3.67	280,000	1.27	280,000
$8.39	30,000	2.10	15,000
$17.06	7,500	2.99	5,000

	1,792,500		630,000

Of the 1,792,500 stock options outstanding at September 30, 2007, 375,000 vested fully on the grant date and 1,417,500 vest over a three-year period from the grant date in equal amounts and all expire at various dates between 2009 and 2012. The Company has a total of 1,792,500 common shares reserved for issuance under the Stock Option Plan.

JED Oil Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
Share purchase warrants
On July 31, 2007 the Company amended the conversion price of 156,250 of the total share purchase warrants from $16 to $11.86. On September 4, 2007 the Company further amended the conversion price of the same 156,250 share purchase warrants from $11.86 to $10.37. The warrants are now exercisable into an additional 54,543 and 28,900 common shares, respectfully for a total of 358,193 common shares.
10. STOCK-BASED COMPENSATION
The fair value of stock options granted during the three and nine months ended September 30, 2007 is estimated to be $570,438 (2006 – $NIL) and $874,689 (2006 – $590,168), respectively, as at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

	For the three months ended		For the nine months ended
	September 30		September 30
	2007	2006	2007	2006

Risk-free interest rate (%)	4.41	3.82	4.17-4.41	4.25
Expected life (years)	4.0	4.0	4.0-5.0	5.0
Contractual life (years)	5.0	5.0	5.0	5.0
Expected volatility (%)	135%	50%	87% – 135%	25%
Expected dividend yield (%)	Nil	Nil	Nil	Nil
Fair value of option ($/share)	$1.73-$1.97	$6.89	$1.19-$1.97	$4.84

The estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis. For the three and nine months ended September 30, 2007, stock based compensation expense of $102,499 (2006 – $229,575) and $413,198 (2006 – $890,775) was included in the Consolidated Statement of Operations and $34,155 (2006 – $76,525) and $137,712 (2006 – $224,610) was capitalized as part of Property and Equipment.
11. RELATED PARTY TRANSACTIONS
On January 1, 2006, JED entered into a Joint Services Agreement with JMG Exploration Inc. (“JMG”). Under the terms of that agreement JED provided certain general and administrative services to JMG on a grossed-up cost basis.
During the three and nine months ended September 30, 2007, JED entered into the following transactions with JMG:
•	JED charged JMG $4,373 and $212,071, respectively, in capital expenditures and $47,251 and $258,936, respectively, in operating costs for wells operated by JED where JMG was a joint venture partner.
•	On September 4, 2007, JED acquired an increased working interest in petroleum and natural gas properties in the areas of North Dakota and Wyoming from JMG for total proceeds of $793,650.
•	On September 4, 2007, JED purchased accounts receivable with a net book value of $620,053 from JMG for total cost of $400,000. As at September 30, 2007, $537,438 had been recovered.
In connection with these transactions the total amount receivable from JMG at September 30, 2007 was $32,156 (December 31, 2006 – $1,426,102).

JED Oil Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
During the nine month period ended September 30, 2007, a corporation controlled by a director or officer of the Company paid JED $1,379 in office rent. There was no balance outstanding at September 30, 2007.
All transactions were completed on normal industry terms.
12. FINANCIAL INSTRUMENTS
(a) Fair value of financial assets and liabilities
As at September 30, 2007, JED’s consolidated financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, due from JMG, preferred share dividends payable, revolving loan and convertible notes payable. The convertible notes are carried in the accounts of the Company at their face value of $40,240,000 less a debt discount net of amortization. Interest on the convertible notes is paid at a rate of 10% per annum on a quarterly basis. The convertible notes come due at February 1, 2008. Since the convertible notes are not listed on a public market and cannot be traded, it is not practicable to estimate their market value.
(b) Concentration of credit risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, and accounts receivable. The Company mitigates the concentration risk associated with cash deposits by only depositing material amounts of funds with major banking institutions. Concentrations of credit risk with respect to accounts receivable are the result of joint venture operations with oil and gas industry partners and are subject to normal industry credit risks. The Company routinely assesses the credit of joint venture partners to minimize the risk of non-payment.
(c) Foreign currency risk
Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results. The Company is exposed to foreign currency risk as the Company holds cash and cash equivalents on hand, convertible redeemable notes payable, and convertible redeemable preferred shares that are denominated in United States currency.
No forward foreign currency exchange contracts were in place at September 30, 2007.
(d) Measurement uncertainty
The timely preparation of financial statements in conformity with United States generally accepted accounting principles requires that management make estimates that affect the amounts of assets, liabilities, revenues and expenses as they primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results could differ from those estimated.
As at September 30, 2007, accounts receivable includes a $1.69 million accrual of insurance proceeds related to underground pollution monitoring and clean up costs incurred in connection with a well site blowout. While receipt of this amount is probable, the actual settlement amount could vary from this amount based on further review of the insurance adjuster’s initial findings
Amounts recorded for depreciation, depletion and accretion, asset retirement obligations and amounts used for ceiling test and impairment calculations are based on estimates of crude oil and natural gas reserves, production rates, oil and natural gas prices, estimated future costs required to develop those reserves and other relevant

JED Oil Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
assumptions. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty and the impact in the consolidated financial statements of future periods could be material.
13. COMMITMENTS AND CONTINGENCIES
JED has entered into indemnification agreements with all of its directors and officers, which provides for the indemnification and advancement of expenses by the Company. There is no pending litigation or proceeding involving any director or officer of the Company for which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification. Accordingly, no provision has been made in these interim consolidated financial statements under the terms of the indemnification agreements.
The Company has received notification of a legal action against it by one of its noteholders. In its complaint, the party has alleged a breach of a covenant of the convertible note and has claimed a right of redemption at 120% of the face value of the note plus interest. The claim totals $3,607,500 plus interest which includes the original face value of the note. Management of the Company does not consider that the action has merit and is vigorously defending against it.
At September 30, 2007 and December 31, 2006 the Company had no derivative financial or physical delivery contracts in place.
Caribou Resources Corp
A fixed forward price contract previously held by Caribou was cancelled. Penalties totaling $321,281 have been withheld from revenues of the Company.
There exists a possibility of additional liabilities for creditors of Caribou that may be secured by security superior to that of the security acquired by JED. One such claim has been made for Cdn$918,476 of which, subsequent to the quarter end, the funds were placed in trust (note 17). No other such claims exist as of this date.
A liability for the flow through share amounts could result unless the Company expends funds on Canadian Exploration Expenses and renounces those expenditures to the flow-through agreement holders. That liability was extinguished against the Company by Caribou’s CCAA Arrangement, but an action alleging misrepresentation could be brought against Caribou’s former officers and directors. If such actions were successful, an indemnity by Caribou for that liability will become part of the unsecured creditor’s pool under Caribou’s CCAA Arrangement.
On February 15, 2006 Caribou entered into an office equipment lease for 66 months for $789 per month.
14. SEGMENT DISCLOSURE
In late 2005, JED commenced development activities in the states of North Dakota and Wyoming of the United States. Analysis of results by operating segment (determined by geographic location):

	Canadian	US
	Operations	Operations	Total
	$	$	$

For the three months ended September 30, 2007
Petroleum and natural gas sales	2,756,278	254,307	3,010,585
Depletion, depreciation and accretion	2,731,800	239,793	2,971,593

Net income (loss) [see below]	(2,044,902)	225,692	(1,819,210)

JED Oil Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)

	Canadian	US
	Operations	Operations	Total
	$	$	$

For the nine months ended September 30, 2007
Petroleum and natural gas sales	9,209,853	916,582	10,126,435
Depletion, depreciation and accretion	5,457,652	330,318	5,787,970

Net income [see below]	7,327,770	514,899	7,842,669

As at September 30, 2007
Assets	75,503,460	2,453,009	77,956,469
Capital expenditure	9,286,816	1,048,912	10,335,728
Increase in net income of the Canadian operations during the three and nine months ended September 30, 2007 is mainly attributable to gain on sales of properties by the Canadian operations (note 5).
15. COMPARATIVE FIGURES
Certain of the prior period amounts have been reclassified to conform with the presentation adopted in the current period.
16. NEW ACCOUNTING STANDARDS
Accounting for Uncertainty in Income Taxes
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that a company recognizes in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 were effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company has evaluated the impact of FIN 48 and has determined that no adjustment is required to its interim consolidated financial statements.
Fair Value Measurements
In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 157 will have on its interim consolidated financial statements.
The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 159 will have on its interim consolidated financial statements.

JED Oil Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
17. SUBSEQUENT EVENTS
On October 10, 2007, the Company sold certain oil and gas properties and tangible equipment in the Redwater area for gross proceeds of Cdn$7,000,000. Of the total proceeds, Cdn$918,476 remains in trust pending a court decision regarding the status of the creditor (note 13).
On October 31, 2007, holders of $1.22 million convertible Notes exchanged their notes for new notes which are subordinated to the Notes; mature on February 1, 2010, and may be converted at the holder’s option to common shares at a conversion price of $3.50 per common share. JED is currently in discussion with other convertible Noteholders about exchanging their notes for the new notes.